UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Bioverativ Inc.

(Name of Subject Company (Issuer))

BLINK ACQUISITION CORP.

SANOFI-AVENTIS NA HOLDING, INC.

SANOFI-AVENTIS AMERIQUE DU NORD

SANOFI

(Names of Filing Persons — Offerors)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

09075E100

(Cusip Number of Class of Securities)

Karen Linehan

Executive Vice President Legal Affairs and General Counsel

Sanofi

54, Rue La Boétie, 75008

Paris, France

Telephone: 011 + 33 1 53 77 40 00

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Filing Persons)

Copies to:

Michael J. Aiello, Esq.

Sachin Kohli, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$11,607,426,221.36	$1,445,124.56

*	Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of Bioverativ Inc. (“the Company”), at a purchase price of $105.00 per share, net to the seller in cash, without interest and subject to any required tax withholding. Such shares consist of, as of 5:00 p.m., New York City time, on February 1, 2018 (the most recent practicable date): (i) 108,223,091 shares of common stock of the Company (“Company Common Stock”) that were issued and outstanding; (ii) 2,159,852 options, representing the right to purchase (subject to the terms thereof) an aggregate of 2,159,852 shares of Company Common Stock, that were issued and outstanding, and (iii) restricted stock units with respect to an aggregate of 1,055,593 shares of Company Common Stock that were issued and outstanding.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2018, issued October 1, 2017, by multiplying the transaction value by 0.0001245.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $1,445,124.56	Filing Party: Sanofi; Blink Acquisition Corp.; Sanofi-Aventis NA Holding, Inc.; and Sanofi-Aventis Amerique Du Nord

Form or Registration No.: Schedule TO	Date Filed: February 7, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, including this Amendment, the “Schedule TO”) is filed by (i) Blink Acquisition Corp., a Delaware corporation (“Purchaser”) and an indirect, wholly-owned subsidiary of Sanofi, a French société anonyme (“Parent”), (ii) Parent, (iii) Sanofi-Aventis NA Holding, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“SANH”), and (iv) Sanofi-aventis Amérique du Nord, a French société par actions simplifies and a wholly-owned subsidiary of Parent (“SADN”). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value, $0.001 per share (the “Shares”), of Bioverativ Inc., a Delaware corporation (the “Company”), at a purchase price of $105.00 per Share (the “Offer Price”) net to the seller in cash, without interest and subject to any required tax withholding, on the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

All information contained in the Offer to Purchase (including Schedule I to the Offer to Purchase) and the accompanying Letter of Transmittal is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Amendment.

The Agreement and Plan of Merger, dated as of January 21, 2018 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Parent and Purchaser, a copy of which is attached as Exhibit (d)(1) hereto, is incorporated herein by reference with respect to Items 4, 5, 6 and 11 of this Schedule TO.

Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

Item 12. Exhibits.

Item 12 of the Schedule TO is amended and supplemented by adding the following:

Exhibit No.	Description

(a)(5)(G)	Press Release issued by Parent, dated February 8, 2018, related to the commencement of the Offer.*

*	Filed herewith

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 8, 2018

Blink Acquisition Corp.

By:	/s/ William Sibold
	Name:	William Sibold
	Title:	Director

Sanofi

By:	/s/ Karen Linehan
	Name:	Karen Linehan
	Title:	Executive Vice President Legal Affairs and General Counsel

Sanofi-Aventis NA Holding, Inc.

By:	/s/ William Sibold
	Name:	William Sibold
	Title:	Director

Sanofi-Aventis Amerique Du Nord

By:	/s/ Philippe Grillet
	Name:	Philippe Grillet
	Title:	General Manager

EXHIBIT INDEX

Exhibit No.	Description

(a)(5)(G)	Press Release issued by Parent, dated February 8, 2018, related to the commencement of the Offer.*

*	Filed herewith